Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Riggs National Corporation

Commission File No. 000-09756

On January 26, 2005, William S. Demchak, Vice Chairman and Chief Financial Officer of The PNC Financial Services Group, Inc. (“PNC”), gave a presentation to investors at the Smith Barney Citigroup Financial Services Conference in New York, New York. This presentation was accompanied by a series of electronic slides that included information pertaining to the financial results of PNC and the proposed acquisition of Riggs National Corporation. The following is the transcript from that investor presentation.

The slides referred to in the following transcript, as well as related material, were previously furnished on January 26, 2005 by PNC on a Current Report on Form 8-K and were previously filed on the same date by PNC pursuant to Rule 425 under the Securities Act of 1933.

Beginning of Transcript

Bill Demchak:	Thank you, Ruchi. Joining me at the podium today is Bill Callihan, who most of you know is the head of our Investor Relations Group. Bill’s job today, along with this second slide, is to basically keep me – there it is – keep me out of trouble, basically. Before I get started, I’m reminded that – I have to tell you today’s presentation will contain forward-looking statements and non-GAAP financial measures. We provided some more information in the appendix of the presentation and obviously there’s more on the website at pnc.com.

A couple of things I want to do today – I’m going to spend a little bit of time on 2004, some of our accomplishments there. But frankly, focus most of the time on the environment in 2005, and how PNC is positioned to face some of the challenges and the opportunities that we think are going to occur during the course of the year.

Quickly, on 2004 – it was a good year for us. We had earnings up 20 percent up to a billion two this year versus 2003. But importantly, away from sort of the reported numbers, the things that we had a keen focus on was our client relationships. Checking relationships – the DDA households – you know we talk about this a lot but another year of 8% growth, it’s a key focus of the RCB. The wholesale business, which has really sort of turned the corner for us over the last year, we had client acquisition ahead of plan in each one of those individual segments. In the Advisors space, which is a business that we have taken through fairly substantial restructuring, one of the big wins there, which frankly should have been pretty simple but wasn’t historically, was simply getting referrals out of the branches into the private bank and the percentage increase in that, year on year, is basically immeasurable coming off of the small base, but a huge win for that business on the client side in ‘04. Across the balance sheet, we had loans up 20%, deposits up 18%, which is on a spot basis year to year. A big chunk of that was from the United acquisition, obviously, which I should mention as well. United itself – we had sort of high aspirations in terms of the success of that but it surprised us even on our high goals in terms of how well it’s done and how seamlessly it was integrated.

We did all this maintaining a lot of balance sheet flexibility both with respect to our credit quality, but also with respect to interest rates and what happens down the road. Our asset quality today continues to be as good as it’s ever been. And we grew loans in ‘04 without sort of breaking the risk/return tradeoff threshold that we’ve set for new credit risky instruments.

If we go to a segment line, you know we talk about our company – three big segments – the bank itself, which is wholesale, retail (or the RCB), and the private bank (or Advisors). BlackRock, obviously our asset manager and PFPC, the processing business. Each one of these segments grew earnings over 8% last year. If you exclude out the BlackRock LTIP charge that we took, I guess, in the third quarter of $65 million. If we jump into sort of the individual line items, start off with the RCB, earnings up 6% on deposits, consumer loans grew beyond our expectations. We grew fee income again, beyond perhaps what we expected. In ‘04, market volume, some of the brokerage business was a little slow, trading activity and market levels in general were slow prior to the election. Business did really well. You’ve seen strength in our deposit generation as we sort have gone back after interest-bearing deposits after basically being out of that market in the falling rate environment. Wholesale earnings were up 13%, largely driven by asset quality. Obviously, we had provision release in that business. But client acquisition again was very strong, net new client growth. Advisors had earnings up 19%, amid big changes within Advisors to get there. We changed – completely rebuilt the relationship management model, the way we sort of go to market and work with customers. And we introduced managed accounts in 2004 and we’ve had huge growth on that platform.

And BlackRock, obviously a great year – excluding the LTIP charge – reported earnings would have been way up year on year. Assets under management at about $340 billion, or an 11% increase. With the announced State Street acquisition, assets under management are going to push up near the $400 billion mark at BlackRock.

And finally, PFPC, which perhaps of all the businesses had the most remarkable year, with earnings up 9%. And it’s remarkable because of the environment they face. We all know about the pricing pressure that’s going on within the processing space, industry consolidation among some of the mutual fund companies driven, in part at least, by the mutual fund investigations. And then the market conditions, there really wasn’t a lot of volume through the course of the year and the market didn’t really pick up in terms of outright level until after the election, as you all know.

Given all of that, ‘04 as I said at the start, we feel was a pretty good year for us. And in particular was a good year in terms of the client acquisition and the top-line revenue growth that we got from that as it carries us into ‘05 on a strong base.

Let’s talk about ‘05 and I set this slide up, in terms of environment here, for the industry as a whole and I’ll touch - some of it impacts PNC, some of it doesn’t. Here we go. You guys all know this, but let’s step through it. First one is everybody expects higher rates. And you can go out and look at a forward curve and you’d say the Fed did 125 in ‘04, they’re going to do 100 to 150, pick your number in ‘05. And everybody kind of agrees with that but they’re all talking about Fed Funds. We’re finally all starting to talk about a flatter yield curve and that is going to be one of the unknowns that I think the whole industry faces as we go into this year. The yield curve clearly in ‘04 surprised me, flattened 150 basis points this early in the tightening cycle is somewhat of an anomaly. And I think it is a big risk for banks as we go into ‘05.

We’re not in the mortgage business per se – we obviously originate them in the branches but we don’t do the servicing business. People who are – it’s going to be an interesting year. The income will be down, you all know this. And the winners and losers in the servicing business with respect to hedging will fall out. Regulatory and compliance requirements is perhaps less known. We all know about SOX, one estimate out there has American companies spending five and a half billion in ‘04 on SOX compliance. Another estimate I heard sort of bandied about in some boardrooms and it feels pretty accurate given some numbers I know at PNC or at BlackRock or at other public companies I’m involved in, is kind of a million bucks per three billion of market cap, is sort of a run rate ongoing, not just ‘04 – for SOX compliance. And the big one for banks is the regulatory compliance –
Patriot Act. The Fed estimates that the average bank’s AML compliance costs rose 61% over the last couple of years. But I think that’s a pretty good guess, ours was around 60%. We have, the whole industry has been put on clear notice that what was sort of acceptable or okay compliance in money laundering a couple of years ago, is no longer acceptable. The bar has clearly been raised and we and others are reacting to that to improve systems and improve training and it costs a lot of money.

Finally, and I’ll talk about this in some detail, credit costs should rise for the industry – they will for PNC – along with loan volumes going up, and I’m going to step you through exactly why we think that is. In summary, there’s some tailwinds out there, we’re going to see loan growth, we think. If rates go up and the curve doesn’t flatten, that’s a good thing. But there’s some headwinds as well. We’ve got some expense issues, we have the risk in a flatter curve. In PNC’s case, we had held-for-sale gains in 2004 that won’t repeat themselves.

Where do we start? How does PNC succeed in this environment? You kind of start with, “Well, let’s look at what we’re good at and what opportunities this gives rise to or the challenges it does.” We think we’ve proven a strong ability to grow low-cost deposit relationships with this 8% growth in the checking account households year after year after year. We’re good at generating loans. The consumer side, the home equity business has been very strong for us and for others. Some of our niche corporate businesses – asset-based lending and leasing, the secured businesses – did very well in ‘04 and the pipelines look strong in ‘05. We’ve done all this maintaining a very moderate risk profile. We haven’t stretched on the risk tolerances we’d make with respect to an individual loan. And we have an expanding and differentiated set of fee businesses within PFPC and BlackRock and some of our corporate businesses.

The opportunities and challenges, we see the rising credit costs, again, I’ll step through that in terms of provision, but again we also had at PNC this issue of 52 million, thereabouts, of held for sale gains that are certainly unlikely to repeat in that size just given the balance we hold today is less than the total gains we had last year. So we won’t get that back. We have an opportunity to enhance our asset yields and then a big opportunity and I’m going to end with this today on improving efficiency.

Start at the beginning on loan demand. The orange line here is just industry C&I loans with the prediction on the end from our internal economists as to what we might see through ‘05. The green line is PNC’s own experience. If you step back through time, you remember we restructured our balance sheet, exited a lot of relationships and sold loans going back to 2002. So it’s not surprising that we dropped faster than the rest of the industry. It’s also not surprising, perhaps, that we picked up faster than the rest of the industry. You really saw C&I growth for the industry turn around in the second half of ‘04. PNC started six months earlier and part of that was a result of just turning the switch back on with wholesale client relationships. Part of it as well, I think, was again some of these niche-lending businesses – asset-based lending really took off strong in 2004.

As we move forward and you look at that forecast, we would expect, just given the pipelines we see, particularly in the secured lending businesses, that we would be able to outpace generic C&I growth for the industry without stretching on risk. One other thing that’s going to affect both us and everybody else but I thought it was interesting to bring it up – utilization in ‘04 started and ended the year in the same place on our books. When we started out it ticked up a couple of percentage points in the first quarter and you saw a big bump in our loan balances then. But it kind of trended back down so it really hasn’t moved. It’s a weird year, right? We’ve had this tremendous improvement in credit quality, we said the economy’s coming back. But just on existing facilities we really haven’t seen corporates come back and start borrowing.

This slide – we put it here to talk about this issue of why our provision’s going to go up. And this is real basic stuff and I apologize for being somewhat pedantic on loan loss reserves but I thought it might be worthwhile. PNC, and certainly most of the large banks, but I’ll speak for PNC, reserve against the loan using an expected loss for the life of the loan model. Okay, what used to be sort of an art form on reserves today is much more scientific and the vast majority of our reserves are model driven as a function of probability of default and a loss given default at the end of the life of the loan. So what does that mean? It basically means if I, if we lend money to a double B company that has a five percent, we use this example of a five-year deal, might have a five percent probability of default and it might have a 30 percent loss if it defaults. So basically the day you make that loan, you take 150 basis points and you stick it in the reserve for the expected loss. So in this example, if I made that loan on the very first day of 2005, I’d make 50 basis points, absent any fees that would come on the loan. If I made it on the last day, I’d lose 150. So new loan production, that individual loan, if you’re a brand new bank and you do nothing else but make that one loan, the profitability of that one loan the first year you make it is a lot less in the first year than it is as time goes on. And by the way, this isn’t entirely accurate because in fact what you’d see, is that reserve would start sort of bleeding out, time decay out and in fact cause the out years of that individual loan, assuming it maintains its credit quality, to increase in the out years. It’s an important point because 2004 was a strange year that’s going to cause 2005 to be a year in which this type of thing I think has an impact.

What happened in ‘04? We had tremendous credit quality improvement. You know the percentage upgrades versus downgrades probably is unprecedented not just for us but everybody. You see it across everybody’s books. You just look at the public rating agencies in terms of what they saw happen to corporate credit quality. And the end result of that is this big release of provision. Right? My five percent probability of default, instead of being five it went to three, so I don’t need that expected loss, it comes out of the drawer again.

Now normally in past cycles, what’s happened is you’ve seen loan growth concurrent with that improved credit quality and so you don’t see the same big provision release because you see new loans effectively absorbing what otherwise was coming out in provision. It didn’t happen in ‘04, so we go into ‘05 in PNC’s case we had, I guess, charge-offs in excess provision of 50 million bucks. We do think we’re going to have loan growth. Even if we didn’t have loan growth, if you just normalize – what is the likelihood in ‘05 we’re going to see the same dramatic improvement in credit quality relative to where we are today – if we’re as good as we’ve ever been today. I don’t hold that personally as a high likelihood. I don’t think it’s going to get bad I just don’t think it can get much better than it is. The end result of that is you’d like to – even if you just had a same size book, it doesn’t grow as your provision and charge-offs are largely going to be equal, if your book grows, provision is going to be bigger than your charge-off, which is why we’ve been talking about provision increasing versus the low level we’ve had in ‘04. Enough on that, but I thought it was worth spending some time on PNC-specific and again, I think this is an industry-wide issue.

One of the challenges we also need to address is our yield on earning assets, and we’ve used this slide before and we’ve historically sort of focused on the funding advantage that you can see PNC gets because of it’s sort of core DDA deposit funding versus the peer median group, median of the peer group. A couple of things on the yield on earning assets. One is just our mix of our loans. We don’t have a big consumer book, we have home equity loans, but they are very high quality and not high yielding. We don’t have credit cards, we don’t have a big residential mortgage book. So our loan book itself isn’t necessarily going to change, at least in spread. As LIBOR goes up the yield will go up. The loan book isn’t going to solve it. We clearly have an opportunity on the bond book, and within our securities book, and I’ll talk about that in a second. But if you sort of back through this whole thing, our yield on earning assets is lower, our funding is a bit better, the net charge-offs to earning assets, which kind of gets to the risk of the loan book, is better, but we net fallout sort of 10 basis points below the peer group. And the real opportunity for us to fix that, we think we can through time, is in the way we’re positioned for interest rates. We tried on this slide to pull a bunch of public data, and the disclosure on this is terrible.

I applaud Ruchi, by the way, for the research you’ve been doing trying to dig through stuff and try to understand people’s A&L management. But on this slide we took a look at a couple of different things that are public to give you some idea of how somebody might be positioned. The first one is the weighted average life of the securities portfolio. We show-up short relative to a bunch of others. We have something in here called lower real estate exposure. The reason – what this is, is a Y-9 category for real estate and related. It happens to include all the residential mortgages, but unfortunately it will also capture floating rate home equity, which is the bulk of ours on that one, as well as straight commercial real estate risk. But it does give you an idea of people who might be concentrated in residential whole loans sitting on their books versus others.

And then finally, and I think this third column has been overlooked, this received fixed swap column, where we have basically next to zero income coming from interest rate derivatives, just get long a swap or receive fixed and pay floating. It’s an important point because, in the call in the fourth quarter margin goes down, you say, “Oh, the margin went down.” You could have the margin be anything you want by simply receiving fixed swaps, right? It doesn’t show-up on the balance sheet, it adds to net interest income and it is directly additive to the percentage margin you have on your books. But it introduces risk. If you did this in the first quarter of ‘04 – if you received fixed on a two year swap in the first quarter of ‘04 – lots of people did, first quarter of ‘05 that thing is losing you money, right, because funds in LIBOR is now above the two and a quarter you would have received had you done it in ‘04. But all through ‘04 it was great, you got to carry it, for a year now you are going to bleed. We have none of that on our books, and I think it’s a differential advantage.

And for the final point I’d make, and this is the one that disclosure just does a disservice on is that this talks about the mix of what you own, it doesn’t talk about how much you own, right? So our mix is a conservative mix. But beyond that we also own less of this mix than we would if we wanted to be neutral to a change in value for interest rate. It’s this duration of equity, the duration of equity of our balance sheet is negative, if rates go up the value of our balance sheet increases. If we wanted it to be flat we’d actually own more of the same mix as one choice as a way to get there. So in addition to being conservative on the mix, we’re under-invested on the mix, which gets back to sort of the flexibility we have as we go through what could be a fairly scary year in 2005.

Now I want to step back a little bit because I stand up here and you say, “Gee, look how safely we’re positioned with respect to interest rates and aren’t we great.” But at the same time I openly admit that over the last couple of years, and certainly through the easing cycle, PNC missed the big opportunity for the carry trade that was valuable at that point in time – it added a lot of income to other banks and, frankly, it was income that we didn’t get. And part of it is we were risk averse at the time, which is true, but part of the reason we were risk averse was that in my view we didn’t have the skill-sets to manage that kind of position. I guess given my background, coming from a Wall Street trading environment, moving into a regional bank ALM environment where you looked at your books once a quarter scared the hell out of me. That has changed, and it’s changed for a bunch of obvious reasons, but it’s also changed more quickly than perhaps it could have given our ownership of BlackRock.

And what we’ve done basically is we’ve completely rebuilt the treasury team. We’ve brought over a new treasurer from the old J. P. Morgan who worked in the derivative business there, we’ve brought in new analytics from BlackRock. BlackRock has a segment, BlackRock Solutions, and you are going to see in a second an example of this, but they have a system called Aladdin that they run their own investment portfolios on and they also sell that to third parties. We have today, and you’ll see it – our entire balance sheet loaded onto this marked to market on a daily basis, and I think it gives us a huge advantage as we move forward in this year.

And then, finally – this is an important point, what’s the goal of all this, what are you trying to do? We set a principle at the top saying we want to maximize long-term value. Well, that sounds pretty basic, but what it doesn’t mean is we want to maximize next quarter’s net interest income, which is sort of a traditional A&L model, right? Get the next quarter and the next quarter and the next quarter, but you lose sight of the out years. If all your assets are 10-year residential mortgages, and you’re focused on your first 2 years net interest income, you create a big problem for the out years. We are looking at value, cognizant of net interest income, but we don’t want to create a problem for the out years, we want a growth trend, a very positive growth trend for the company.

Part of the solution to get there is this benchmark return issue that we have for our balance sheet. We basically designed what is the right hypothetical mix of assets for a bank in the business that we’re in, and how should that perform over time. And we track our balance sheet against that benchmark performance on a daily basis. Pretty simple stuff, but basically it stops us from – or rather it forces us to evaluate our decisions every day we go along. So today at PNC we openly stand up and we say we are asset sensitive and we’re short. Is that going to be a good thing or not? Well, we’re going to find out because we’ll know exactly what it costs us to be short, or exactly what we made from being short by the end of this year because of the way we managed the balance sheet.

This is a very busy slide, but I thought I’d put it up here. I think it is very unique to PNC. Again, the Aladdin system was one that was designed basically to manage assets, but there was nothing about it – because it was for an investment manager, an investment manager short thing, there was nothing about Aladdin that didn’t allow us to basically put in our liability side as well. So we have on a daily basis, basically, loaded all of our deposit streams and wholesale liabilities, all of our assets from our different loan fees as well as our securities and our swaps that we have that are marked to market daily. I get a risk report everyday that looks not just at the parallel shifts on what interest rates do, but all the different yield curve tweaks for every point in the yield curve. So what happens if the five-year rate moves, the ten-year rate moves, and so forth, and what’s the value to the bank and what does it do to net interest income? We know our sensitivity to convexity, what’s prepay or extension risk going to do with respect to our mortgage book, what’s the gamma on the book, what’s vega bleed if I bought options – every single day. It’s important because in this environment, the idea that we could go back to where we were, and once a quarter take a look at what’s happened to us isn’t going to work – not with a yield curve that’s flattened 150 basis points over the course of the year halfway through a Fed cycle. I think it’s a big opportunity for us – on a relative basis – versus what I’ve seen in the peer banks.

The final thing is on – is improving the revenue-expense relationship. And this is the slide that Jim used at the Goldman Conference, and I’ll step through this pretty quickly and then talk about an effort we have underway. Quite simply, the reported efficiency ratio for us in ‘04 is 68%. It’s something we used to kind of talk about as, “Well, can’t compare us to the other banks because we have BlackRock and we have PFPC and it’s a different mix, and that isn’t really right.” Well, thinking about it we said, “Well, we could back out PFPC and BlackRock.” So we did that. And we get to 63%. And then we said well, that isn’t really fair because the balance sheet isn’t leveraged, we’re not 100% loans-to-deposits and our security yields are purposefully low relative to what we might do in a neutral environment, so let’s simply grow loans-to-deposits to 100 and replace our yield with a peer median. And that gets us right to the middle of the pack at 58%. The problem is the middle of the pack isn’t good enough if you actually then look at the businesses we’re in and the geographies we operate in. We ought to be a lower-cost producer of the products we’re in in the basic bank once you break that out, and we are not. We have managed to get tremendous success through some work that I’ll step through in a second over the last couple of years in basically growing our client momentum and growing our top line, but we’ve done so with negative operating leverage. And it’s something that we just will not live with anymore.

Now we brought this up on the call, and we did a disservice to what this actually is I think because I think there was some perception that we were going to send some people wandering around the halls shutting out lights without a lot of thought behind what we’re actually doing here. And maybe that’s a function of sort of talking into a speakerphone and trying to spend two seconds on something that we could spend hours on. But basically what you won’t get out of me today is a specific number. We have an idea, but we haven’t locked that idea up on what that might be. What I would talk about is the profits and the commitment. We basically, with some third party help, set up a system inside that’s just getting rolled out today where we’ve taken each individual business line, sort of drew a circle around the financials, the entire financials of that business line, through some automation, dove into those financials, assigned a team within the business, so it is the people in the business, coupled with groups of people who will help them look through ideas on the expenses to come up with these efficiency ideas. Each one of these ideas, and we would expect thousands of them, they are not necessarily going to be huge, are going to be then categorized in a system, they are going to be presented to a steering committee that Jim, myself, Joe, Tim Shack, are on, to be evaluated and then implemented. When we get the collection of all these back, we’ll come up with a number. And then we’ll execute on it.

The thing I guess I would say is that those of you who sort of went away from the call assuming that this was a soft program and that we are not serious about it are very, very mistaken. This is real, it’s got top management focus, it’s got a huge percentage of my time. Jim’s very, very focused on it, we’ve got some people outside who are helping us do it, and we are going to get after it. And we have to get after it, it’s not a defensive thing for us, it’s an offensive thing. If we go back in time and we just look at what we’ve accomplished over the last couple of years, you go back to 2002 and the balance sheet restructuring, we spent a lot of money on sort of customer satisfaction indexes and ways to go to market and gather market share with clients. We’ve been successful on it. We’ve built this risk management platform across credit, operating risk and market risk that we think is very good. We carried that all into ‘05, business momentum is very strong with customer growth. We see loan growth, we see top line fee income growth. Pretty excited by all that, we think we are pretty well positioned for net interest margin. Income relative to peers, whatever may come. So what better time to do this, because we can’t take all that top line growth and destroy it with a negative operating leverage? So we think we have a huge opportunity here, and we’re very serious about it. We’re going to get after it and we’ll be back to you again and again and again through the course of the year with progress on this. And as we get further along, we’ll be much more specific about it.

Before I finish, and I know this is going to be the first 15 questions that I get, let me tell you what little I can about Riggs and I’ll start at the end, which is saying I’m not going to tell you anything different than what you’ve already heard. Which is, until there is something explicit that changes out there, we continue – as do you, because it’s in the paper everyday – to monitor the situation closely. We’re obviously in touch with the management there, we talk to them everyday about what’s going on. We’re under a confidentiality agreement with respect to that. It’s a very fluid situation. And we’re going to, and have, and will continue to, basically, review development that have come fairly frequently here, carefully, in light of our merger agreement. In the meantime, we continue to plan the integration. We’ve got the teams working together to do systems conversions and signage and all the other stuff, and we’re going to wait and see, as you are, to see how they work their way through these issues.

Finally, just to step back and summarize, and I kind of did this already, we feel we are going into ‘05 on a very strong base with respect to basically all of our businesses on the customer side and our ability to make money. We’ve got to get after the expenses, it’s a good opportunity to do it. We’re positioned for what could be a fairly scary economy with respect to interest rates, but we’re set up for that and we’ll act in a very dynamic way to go after that, if opportunities present themselves. So we feel pretty good about it. And with that, I will stop and I would be happy to take your questions.

Ruchi Madan,
Smith Barney Citigroup:	Why don’t I get it started, and I’ve lots of balance sheet and rate questions, but let me say this for now, and just sort of you talked about a lot of the – if you look at the past few years the revenue performance, excluding some of the non-core stuff has not been very good. You mentioned the negative operating leverage and the turn in net interest income is going to help, and the efficiency program is going to help, but do you think that there is something sort of just more meaningful to get done about the way the company is managed to assure more sustainable revenue growth, more sustainable positive operating leverage? And do you think that 2005 is the year that we will get some evidence of that?

Bill Demchak:	I think it’s the start of it. I think the thing about this efficiency drive that I’m most excited by, frankly, is this: people hear efficiency and they say, “Okay, it’s costs,” but really for us, I think, the bigger opportunity is speed. We’ve set up in the process of building some of the risk systems and other things that we’ve built a fairly bureaucratic organization that, frankly, just takes too long in a lot of cases to get to the client with whatever the product offering is. We also have – we do a lot of things that aren’t for the benefit of the client. There’s things going on in the bank, some of them are funny, that you can’t figure out why they are being done. And as we were focused on sort of getting risk management right, and getting new clients, we really didn’t just look internally and figure out how we can all – we can do that faster and cheaper. I think doing that, Ruchi, is the thing that accelerates revenue growth actually, because it just gets easier to do business.

Ruchi Madan:	And just naturally, because we’ve seen the turn in net interest income, will we get better revenue growth and positive operating leverage in ‘05?

Bill Demchak:	I’m going to see where this backs me into, whether you are going to take that and put some guidance statement out on me.

Ruchi Madan:	Nope.

Bill Demchak:	Certainly we would expect, dependent on all the rates and other things, that as we get through ‘05 you are going to see improvement in run rate with respect to expenses, and we continue – we expect to continue – to see growth in loans and fee income, so yes. I think, as we go through this, there could be some noise involved in it as a function of net interest income goes up, provision goes up. It’s dependent on how much loan growth you get and so forth. But we feel, I guess the important message is, we feel great about the momentum of the company, and getting after this efficiency ratio and sort of getting at this speed question I think, if we’re successful on that it will really set us up as we go toward the end of ‘05 and into ‘06.

Ruchi Madan:	Just on the efficiency, I guess, for best in class is in the 50% range?

Bill Demchak:	Better – there’s 45, depending on leverage, but yes.

Ruchi Madan:	Is the target to become best in class or just to improve?

Bill Demchak:	We have some thoughts on that and we’ll get back to be more specific, but the target is to be as good as we can be. And we’re just not even close. What does that mean in percentage, I don’t know, but I know that there’s a lot of stuff we do that doesn’t make us money that we don’t need to do. And that’s what we have to get after and get out. I think it will have a – it will be a meaningful change for the company if we succeed on this, and we fully intend to.

Ruchi Madan:	Other questions?

Bill Demchak:	Carol?

Question:	Can I ask you to think out loud with me and let me postulate that credit spread, which has gotten much tighter with this last year, in addition to the curve flattening, continue to tighten? What does that mean for (unintelligible) provisioning and reserves? What does it mean for loan growth? What does it mean for loan pricing, given the fact that somebody out there is going to want to make a loan that you don’t think is priced right?

Bill Demchak:	Yeah. It’s a good question, and in fact one of the comments I made on the earnings call I think was misconstrued by some of the analysts. I made the comment that if we – our average loan spread is maybe 250 basis points, and by the way that hasn’t changed, given our mix of business. If you fund that at the margin at LIBOR, and it’s a LIBOR-based loan, you have 250 basis points going into a margin that’s three-something. That was my comment on the call. But I think what’s happened in loan spreads is the very liquid stuff, certainly the public bond market, if you track credit derivative spread markets. They are within 5 basis points of historic type. The larger the company, the more access it has to the capital markets, the lousier the credit structure today. The leveraged loan market, the B-loan market, are getting done with leverage levels that are two turns tighter than they were a year and a half ago, with fees being taken by the syndication guys that are half of what they were a year and a half ago.

In PNC’s case, we fight to stay in the lower, the smaller client size, small business lending is priced completely inelastic, the spreads have been – it’s been prime-based and it continues to be, and it’s a function of client service, not loan price. Business credit is a servicing business, as much as anything else. So we haven’t really been affected so much on our existing book by spreads. Provision is independent of spreads. The earnings aren’t independent of spreads, but provision is just, “What’s the rating, what’s the probability of default with the rating and what do you lose if it goes down?” But I think, maybe I shouldn’t be surprised anymore, but the world seems to have a very short memory with respect to credit spreads and credit structure, and we’re a year and a half out, two years out of a really scary period of time with respect to credit. We are right back to as tight as we ever were in 1999. We’re doing our very best to steer clear of that and stay with the small guys and be very granular in our exposures, and not sort of give up on structure.

Ruchi Madan:	Maybe I’ll ask another one. So help us understand I guess your earnings power. If we were to assume some normal Fed Funds, I don’t know what that is, 3 ½, 4%, some normal yield curve, I don’t know what that is, you can tell us what you think it is, what would – you don’t have to be precise, but what would your securities duration look like? What would your securities to earning assets look like? And also your mix of asset-backed is quite low relative to the industry. Your MBS.

Bill Demchak:	MBS, yeah. That’s such an open-ended question, I actually feel safe answering it. To give you an idea, we could easily double and be within risk boundaries the size of our interest exposure. So the amount of the “carry trade,” we don’t have a carry trade on, but the amount of the received fixed assets that we’ve got, we did some analysis sort of I guess in the late third, fourth quarter in the fall, screwing around with what if we just substituted in some of our peer banks’ books into ours? We just swapped them, and you can do it, we could sell our book and buy the mirror book. It’s three or four hundred million a year. It’s a lot. Now when does that happen? That three to four hundred million a year was at a period of time when we had had a historically steep curve. I think as I look out here, if we get into a period of time where Fed, where the Fed goes another 100 basis points and the 10 year note doesn’t move or goes to 430, that’s bad. We’ll be fine. We won’t necessarily make any more money, but we’re not going to get hurt. But it could cripple the industry, I think. That’s a big deal.

Ruchi Madan:	Okay, actually just following up on that, just yield curve in general, because I think at this conference and otherwise we are hearing a lot about the negative impact of the flatter yield curve and of course we all understand “steep yield curve good, flat yield curve bad.” But just as we think about, sort of what’s happening right now, are we sort of exaggerating the negative impact to earnings right now, because it’s really the fixed rate assets that are turning over and getting reinvested, and the securities portfolios are pretty short in general anyway? So is it as big of a negative as everyone is claiming it to be?

Bill Demchak:	It depends. It’s a negative in the sense that you might not see growth in net interest income. Is it a negative that you could actually see drops in net interest income? And I think the answer to that is yes you could for people, because I think –

Ruchi Madan:	In other words, it’s because of how people are positioned, it’s not because of –

Bill Demchak:	Yes, it’s because it goes back to the real basic, simple example again where if all I did was I funded my loans with LIBOR money market stuff, and then all my free checking account money I invested in fixed rate bonds. And if I did that exactly right, notional to notional, interest rates move all around and my margin doesn’t do anything. Right? And depending on whether longer term rates went up or down, as I reinvest my fixed rate securities, my margin is going to go up or down. What’s happened today is it doesn’t really matter if your book’s long or short. The long end hasn’t moved, so you are kind of assuming your book was largely at par before, you are just reinvesting back at the same rates and there’s no change. The problem is most of the people – I shouldn’t say that – a big chunk of the industries funded that book with floating rate money. And so even if that book just sits there and yields 450 for the rest of its life, if the floating rate money goes from 1% to 2% to 3 ½%, they used to earn 300 basis points, they’re earning at 50. And that’s clearly the case as well on the received fixed swap books that people have out there where we said if you did a two year swap then in first quarter of ‘04, it’s going to lose your money in ‘05, just on a carry basis it’s going to run through a negative in your net interest income.

Ruchi Madan:	Okay. Another question? I have a lot more. You also mentioned on the call, and you made reference to it here as well, the risk-return threshold on adding new commercial loans.

Bill Demchak:	Yes.

Ruchi Madan:	Well, obviously it’s very competitive out there and I don’t know if loans are being added at 200 over LIBOR or whatever, but how do we think about what that threshold is, because our impression is that you will be more disciplined than others, and therefore by being disciplined, you could end up with lower loan growth?

Bill Demchak:	I think you get there in a couple of ways. One is we do our very best to keep the portfolio granular. Which at the end of the day is probably the best risk management tool that exists, it’s just don’t own too much of anything. We also have been spending a lot of time looking at not just client – not just loan return spread over capital or spread over provision or spread over volatility of provision, but also client returns. So we’ve developed a client relationship calculator that literally takes the credit exposure we have marked to market at market credit rates, takes the cost of servicing the client, coupled with all the other fees we get, and sort of looks at that on a run rate and a PV basis. If it’s a negative we don’t do it. But that’s the biggest challenge, right, because you want to grow client market share, and in our business a lot of times that means loans. And so we have to be really careful that we’re not growing share by taking on stupid risk.

Ruchi Madan:	Okay. I have another question. On deposit repricing, which is something we’ve been very focused on. And you are positioned to benefit from higher rates, therefore you have room to be more aggressive in pricing than you have been. But especially relative to the money market, you are repricing much more aggressively than the industry, but you are not necessarily getting paid for it with outside growth – so not a good strategy.

Bill Demchak:	Well, the money market, set that aside for a second, we have had an indexed money market product that is the bulk of our money market liabilities at this point that basically pays the average of the top ten, top five money funds or something. And it’s client serviced, it’s another thing we offer the clients that typically – they’ll come in, we’ll get a checking account out of it. We skim a handful of basis points and in a higher-rate environment because it’s pretty much fixed costs we’ll make more, but it resets instantaneously. And that’s the design of it. Is it worth it? Yeah, it’s worth it because it is, we don’t have these big swings in balances. We didn’t go out with the wild teaser rates and run up balances, and then when they ran off and got scared of repricing and have them run out, it’s just a steady client service that’s given us good funding, that at the margin we are making a handful of basis points off

of. The other stuff we have been more aggressive certainly in the recent past than we had previously in paying market rates and in some select markets above market rates to bring in customers. We like the sticky reset that having that in the books as we go forward, we like that option. We think it’s money well spent.

Ruchi Madan:	Okay. Any other questions? Okay, please join me in thanking Bill Demchak.

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